September 6, 2013

Via EDGAR and Hand Delivery

Mr. Christian Windsor,

       Special Counsel,

              Securities and Exchange Commission,

                     100 F Street, N.E.,

                             Washington, D.C. 20549-9303.

Re:	Stonegate Mortgage Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 9, 2013
CIK No. 0001454389

Dear Mr. Windsor:

This letter provides the responses of Stonegate Mortgage Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 23, 2013 (the “Comment Letter”), with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted by the Company on August 9, 2013 (CIK No. 0001454389). In connection with this response to the Comment Letter, enclosed please find the above-referenced Registration Statement (the “Registration Statement”), which has been filed with the Commission and which has also been updated with the Company’s financial information as of and for the six months ended June 30, 2013 and 2012.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. The page references in the Staff’s comments refer to page numbers in the Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted by the Company on August 9, 2013; the page numbers in the Company’s responses refer to the page numbers in the Registration Statement.

We have purchased certain refinancing loans…, page 38

1.	Revise this risk factor to clarify the original principal amount of the loans purchased that lacked satisfaction and release of prior mortgage loans.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 38 of the Registration Statement under “Risk Factors—We have purchased certain refinancing loans where the correspondent originating the refinancing loan failed to obtain a satisfaction and release of the prior mortgage loan” to include the original principal amount of the loans purchased that lacked satisfaction and release of prior mortgage loans, which is approximately $5.2 million.

Quantitative and Qualitative Disclosures about Market Risk, page 89

2.	On page 90 you provide disclosure regarding your potential exposure to increases or decreases in market rates. We note that your sensitivity analysis assumes a parallel 25bps shift in interest rates. Please provide us with your analysis supporting a relatively narrow rate shift. We note that since the end of the first quarter of 2013, rates have increased more than 100bps, so please also address these changes in your next submission as well as providing your analysis with your next response.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on pages 91 to 92 of the Registration Statement under “Sensitivity Analysis” to further explain and support its use of a hypothetical 25 basis point shift in interest rates in analyzing its mortgage pipeline. Management reviews this 25 basis point shift in interest rates on a daily basis to monitor the risks associated with changes in interest rates to its mortgage loans pipeline (the combination of mortgage loans held for sale, interest rate lock commitments and forward mortgage back securities trades). The Company believes the use of a 25 basis point shift (50 basis point range) is appropriate given the relatively short time period that the mortgage loans pipeline is held on its balance sheet and exposed to interest rate risk (during the processing, underwriting and closing stages of the mortgage loans which generally last approximately 60 days). The Company also actively manages its risk management strategy for the mortgage loans pipeline (through the use of economic hedges such as forward loan sale commitments and mandatory delivery commitments) and generally adjusts its hedging position daily, which further supports the use of the 25 basis point shift.

However, the Company has included a revised tabular disclosure illustrating multiple, wider, hypothetical shifts in market interest rates on its mortgage servicing rights assets, including 25 basis point, 50 basis point and 100 basis point shifts. These analyses are consistent with how management of the Company internally reviews the interest rate risk associated with its mortgage servicing rights, as the mortgage servicing rights assets are generally more sensitive to interest rate movements over a longer period of time.

3.

In your disclosure in this section, you highlight the impact of changes in interest rates on your MSR and mortgage pipeline. However, the largest groups of assets on your balance sheet are mortgage loans held for sale. In your disclosure on page 35 you indicate that ARM loans represent a very small percentage of your overall mortgage portfolio. You also state that your warehouse and credit lines carry adjustable rates. Please provide us with your analysis explaining why your fixed rate assets and your main adjustable rate funding sources do not create more market risk from interest rates and revise your filing accordingly. Please refer to Item 305 of Regulation S-K.

Response: The Company has asked us to refer the Staff to footnote 1 to the tabular presentation of the impact of hypothetical interest rate shifts on its mortgage pipeline and mortgage servicing rights on page 91 of the Registration Statement. This footnote clarifies that the Company’s mortgage pipeline includes its mortgage loans held for sale, as well as interest rate lock commitments and forward mortgage backed securities trades that are considered “at-risk” for purposes of illustrating interest rate sensitivity.

Although the Company’s mortgage funding arrangements (mortgage participation agreements and warehouse lines of credit) do carry adjustable rates, the majority of those funding arrangements carry interest rates that are equal to the interest rates on the underlying mortgage loans. As of June 30, 2013, approximately $247 million, or 73%, of the Company’s total $339 million in outstanding adjustable rate mortgage funding arrangements had interest rates that were equal to the underlying mortgage loans. The remaining 27% of the adjustable rate mortgage funding arrangements carried a weighted average interest rate of 2.55%, which was well below the weighted average interest rate on the related mortgage loans held for sale of 3.58%. In addition, mortgage loans held for sale are carried on the Company’s balance sheet on average for only 15 days after closing and prior to transfer to the Federal National Mortgage Association or into pools of the Government National Mortgage Association mortgage backed securities. For these reasons, the Company believes that any potential negative impact related to its adjustable rate mortgage funding arrangements resulting from a shift in market interest rates would not be material to its consolidated financial statements as of and for the six months ended June 30, 2013.

The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 91 of the Registration Statement within “Interest Rate Risk” to include additional discussion and analysis, similar to that described above, to support its current conclusion that any negative impact on its adjustable rate mortgage funding arrangements resulting from a shift in market interest rates would not be material to its consolidated financial statements.

Notes to Financial Statements

Note N. Income Taxes, page F-24

4.	We note your response to prior comment 29 in our letter dated July 25, 2013. Please provide us with sufficient detailed information which management relied upon in determining that no valuation allowance was required under ASC 740-10-30, for either the federal or state net operating loss carryforwards at December 31, 2011 and 2012 as well as the interim reporting periods of fiscal 2013.

Response: The Company has asked us to supplementally advise the Staff as follows:

The Company’s deferred tax assets primarily consist of its federal and state net operating loss carryforwards. On a quarterly basis, the Company assesses the need for a valuation allowance related to its deferred tax assets in accordance with ASC, 740—Income Taxes (“ASC 740”). This assessment includes the review of all available evidence related to the Company’s deferred tax assets, its current and historical financial position and results of operations, as well as its estimates of the Company’s future taxable income.

In accordance with paragraph ASC 740-10-30-18(a) through (d), the Company is required to consider the future realization of tax benefits resulting from temporary differences and net operating loss carryforwards in its assessment of whether deferred tax assets are more likely than not to be realized and resulting conclusion of whether a valuation allowance is necessary. For the year ended December 31, 2011, the Company considered historical and projected taxable earnings and the expected future recognition of deferred tax liabilities in arriving at its conclusion that its deferred tax assets would more likely than not be realizable and a valuation allowance was not necessary.

For the year ended December 31, 2012, including interim 2012 periods, the Company considered Section 382 of the Internal Revenue Code (“Section 382”) to analyze the ownership change that occurred on March 9, 2012 that resulted from a significant investment made by a shareholder. That ownership change resulted in an annual Section 382 limitation on the use of the Company’s net operating losses over the 20-year carryforward period. The determination of the annual Section 382 limitation was made based upon the estimated value of the Company on the date of the Section 382 ownership change (March 9, 2012) and Internal Revenue Service (“IRS”) Applicable Federal Rates for Section 382 ownership changes. In addition, the Company identified and estimated the Net Unrealized Built-In Gains (“NUBIG”) that were expected to be recognized during the five-year recognition period using the Section 338 approach for determining the amount of NUBIG, which increases the annual Section 382 limitation during the five-year recognition period. The Company also considered historical and projected future taxable earnings, including the recognition of deferred tax liabilities, in arriving at its conclusion that its deferred tax assets would more likely than not be realizable and a valuation allowance was not necessary.

For the six months ended June 30, 2013, the Company considered whether or not a Section 382 ownership change occurred as a result of the May 15, 2013 private offering of common stock. In applying the Fair Value Methodology in IRS Notice 2010-50 for determining ownership changes pursuant to Section 382, the Company determined that a Section 382 ownership change did not occur. The Company also reviewed its historical and projected future earnings, including the recognition of deferred tax liabilities, in arriving at its conclusion that its deferred tax assets would more likely than not be realizable and a valuation allowance was not necessary.

Note T. Earnings Per Share, page F-33

5.	We note your response to prior comment 21 in our letter dated July 25, 2013. We note that the diluted per share amounts presented do not appear correct based on the information provided for both the fiscal and interim periods presented. Please revise accordingly.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosures of earnings per share throughout the Registration Statement to update the calculations of diluted earnings per share for all periods presented. We also supplementally advise the Staff that all calculations of both basic and diluted earnings per share, as well as all references to the number and per share price of the Company’s common stock, have been retroactively adjusted to reflect the impact of its May 14, 2013 stock dividend.

Notes to Financial Statements as of and for the Three Months Ended March 31, 2013

Note J. Income Taxes, page F-44

6.	Please revise to separately disclose the federal and state net operating loss carryforwards separately for the interim periods presented.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-26 of the Registration Statement under Note 15 “Income Taxes” to separately disclose the federal and state net operating loss carryforwards as of June 30, 2013.

Note O. Earn-out Liability, page F-50

7.	Please revise to disclose the amount of mortgage loans funded through Natty Mac through the six month period ended June 30, 2013. In addition, please address whether the expected earn-out period has changed since the acquisition date and whether this has impacted the determined fair value.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-27 of the Registration Statement under Note 16 “Commitments and Contingencies—Contingent Earn-Out Liability” to disclose the amount of mortgage loans funded through NattyMac through the six months ended June 30, 2013. In addition, the Company has revised its disclosure to include the expected earn-out period as of June 30, 2013 and the fact that the current assumptions, primarily the timing of the estimated mortgage loan fundings, used in valuing the liability as of June 30, 2013 contributed to the increase in the fair value of the liability since the acquisition date.

8.	In addition, please tell us whether there have been any changes in the initial assumptions considered in determining the fair value of the intangible assets recorded in light of the funding levels of mortgage loans through NattyMac from the date of acquisition and during fiscal 2013.

Response: The Company has asked us to supplementally advise the Staff that it has reviewed the initial assumptions used to estimate the fair value of the intangible assets associated with its purchase of NattyMac in 2012. Those assumptions included the Company’s best estimate of revenues and operating profit generated by NattyMac over a multi-year period. The initial assumptions for revenues and operating profit considered the Company’s strategy of not immediately integrating NattyMac’s operations with the Company’s other operations and its expectation that NattyMac would not produce any revenues or operating profit during 2012. The method of determining the estimated multi-year revenues, including the amounts and timing, used to value the intangible assets of NattyMac was also consistent with the method of determining the amounts and timing of mortgage loan fundings used to estimate the fair value of the contingent earn-out liability, both of which included the Company’s expectation that there would be no mortgage fundings or associated revenues until mid-2013.

Because NattyMac commenced operations and began funding mortgage loans during July 2013, which is only slightly later than the Company’s original expectation, and because the Company now estimates that NattyMac’s business will generate revenues and operating profit over a multi-year period in excess of its original estimates, the Company does not believe that it is more likely than not that the intangible assets are impaired as of June 30, 2013. In addition, there have been no other events or circumstances that would indicate the carrying amounts of the NattyMac intangible assets (both definite and indefinite lived) are impaired as of June 30, 2013. In accordance with provisions of ASC 350, Intangibles—Goodwill and Other, the Company will continue to monitor for impairment indicators related to both its definite and indefinite lived intangible assets and plans to perform the first annual impairment test of its indefinite lived intangible asset in the fourth quarter of 2013.

Additionally, in connection with this response letter, the Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4312 or downesr@sullcrom.com.

Yours truly,

/s/ Robert W. Downes
Robert W. Downes

cc:	Erin Purnell

(Securities and Exchange Commission)

Barbara A. Cutillo

(Stonegate Mortgage Corporation)

David O. Hopkins

(KPMG LLP)

Keith A. May

(Richey, May & Co., LLP)

Curt W. Hidde, Esq.

(Barnes & Thornburg LLP)

Daniel M. LeBey, Esq.

(Hunton & Williams LLP)